UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2020

MOGULREIT I, LLC

(Exact name of issuer as specified in its charter)

Delaware	32-0487554
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd, PMB #603
Los Angeles, CA	90064
(Full mailing address of	(Zip code)
principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

An investment in our common shares involves substantial risks. You should carefully consider the risk factors in addition to the other information contained in our offering circular before purchasing shares. The occurrence of the stated risks might cause you to lose a significant part, or all, of your investment. The risks and uncertainties discussed in the offering circular are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this semiannual report constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from those expressed or implied by these forward-looking statements, and you are cautioned not to place undue reliance on any forward-looking statements included in this semiannual report. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Operating Results

Overview

MogulREIT I, LLC is a Delaware limited liability company formed on March 2, 2016, to invest in and manage a diversified portfolio of commercial real estate investments, including loans, equity in commercial real estate ventures and other real estate related assets. The use of the terms “MogulREIT I,” the “Company” “we” “us” or “our” in this semiannual report refer to MogulREIT I, LLC, unless the context indicates otherwise. We are externally managed by RM Adviser, LLC, (our “Manager”), which is an investment adviser registered with the Securities and Exchange Commission (“SEC”) and an affiliate of our sponsor, RM Sponsor, LLC (“Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co. Our Manager manages our day-to-day operations. Our affiliate, RM Technologies, LLC, operates an online investment platform, www.realtymogul.com. On August 12, 2016, our offering of up to $50,000,000 in common shares, which represent limited liability interests in our Company (the Offering”), was qualified by the Securities and Exchange Commission (“SEC”), and we commenced operations on August 15, 2016. We commenced a follow-on offering (the “Follow-On Offering,” and together with the Offering, the “Offerings”), which was qualified by the SEC on May 7, 2019, and such shares are being offered exclusively through the aforementioned platform.

Pursuant to the Follow-On Offering, we are offering up to $35,696,040 in our common shares. As of June 30, 2020, we had raised total gross offering proceeds of approximately $75 million from settled subscriptions and issued an aggregate of 7,516,997 common shares, including shares from our Sponsor, in an amount of 250 common shares for an aggregate purchase price of $2,500. We intend to use substantially all the net proceeds from the Offerings (after payment and reimbursement of offering expenses, and related administrative fees) to invest in and manage a diverse portfolio of commercial real estate investments, including loans and equity in commercial real estate ventures and other real estate related assets.

Results of Operations

We commenced operations on August 15, 2016, upon receiving qualification of the Offering from the SEC, and our Follow-On offering was qualified on May 7, 2019. Our financial statements are presented for the six months ended June 30, 2020, resulting in operating income of approximately $1,277,000 including net operating income from rental operations and interest and preferred return income less depreciation and amortization expenses of approximately $1,816,000. Net loss for the six months ended June 30, 2020 was approximately $784,000, after deducting other expenses including interest expense and the change in fair value of an interest rate swap derivative.

Sources of Operating Revenues and Cash Flows

We generate operating revenues from rental income, tenant reimbursements and tenant fee revenue in addition to interest income and preferred return income on our investments, which we receive monthly in arrears. Our investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All the investments we have made to date have been in domestic commercial real estate assets with similar economic characteristics, and we evaluate the performance of all our investments using similar criteria.

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Revenue

For the six months ended June 30, 2020, we had revenues of approximately $6,535,000 compared to revenues of approximately $2,858,000 for the six months ended June 30, 2019. The increase in revenue over the comparable prior period was principally due to rental income from new controlling interest equity investments in commercial real estate.

Expenses

For the six months ended June 30, 2020, we incurred operating expenses of approximately $5,258,000, which expenses include asset management fees, third-party professional fees, servicing fees, and general and administrative expenses associated with running our business as well as other property-level expenses related to our equity investments. For the six months ended June 30, 2019, we incurred expenses of approximately $759,000, which included asset management fees, third-party professional fees, servicing fees, and general and administrative expenses associated with running our business as well as other property-level expenses related to our equity investment. The increase in expenses over the comparable prior period was principally due to expenses related to new controlling interest equity investments in commercial real estate.

Distributions

We are under no obligation to make distributions at this time, but we have in the past, and expect in the future to declare and pay monthly distributions. Our investors generally begin receiving distributions immediately upon our acceptance of their subscription; we expect to authorize and declare distributions based on monthly record dates.

On September 27, 2016, we declared our first distribution to shareholders of record as of the close of business on September 30, 2016. Our Manager has declared monthly distributions thereafter, for shareholders of record as of the close of business on the last day of each month through June 30, 2020.

Beginning January 1, 2019, the Manager calculates distributions on a daily basis.

Record Date	Date of Declaration	Payment Date(1)	Daily Cash Distribution Amount Per Common Share	Net Asset Value (NAV) Per Share	Annualized Distribution Per Purchase Price		Annualized Yield
1/31/2019	1/24/2019	2/15/2019	$0.0022	$9.71	8.0%		8.24	%(2)
2/28/2019	2/19/2019	3/15/2019	$0.0022	$9.71	8.0%		8.24	%(2)
3/31/2019	3/19/2019	4/15/2019	$0.0022	$9.71	8.0%		8.24	%(2)
4/30/2019	4/29/2019	5/15/2019	$0.0022	$9.75	8.0%		8.21	%(3)
5/31/2019	5/30/2019	6/15/2019	$0.0022	$9.75	8.0%		8.21	%(3)
6/30/2019	6/25/2019	7/15/2019	$0.0022	$9.75	8.0%		8.21	%(3)
7/31/2019	7/25/2019	8/15/2019	$0.0021	$9.76	7.81%		8.0	%(4)
8/31/2019	8/27/2019	9/15/2019	$0.0021	$9.76	7.81%		8.0	%(4)
9/30/2019	9/27/2019	10/15/2019	$0.0021	$9.76	7.81%		8.0	%(4)
10/31/2019	10/29/2019	11/15/2019	$0.0021	$9.71	7.77%		8.0	%(5)
11/30/2019	11/27/2019	12/15/2019	$0.0021	$9.71	7.77%		8.0	%(5)
12/31/2019	12/30/2019	1/15/2020	$0.0021	$9.71	7.77%		8.0	%(5)
1/31/2020	1/24/2020	2/15/2020	$0.0021	$9.70	7.80%		8.0	%(6)
2/29/2020	2/19/2020	3/15/2020	$0.0021	$9.70	7.80%		8.0	%(6)
3/31/2020	3/19/2020	4/15/2020	$0.0021	$9.70	7.80%		8.0	%(6)
4/30/2020	4/29/2020	5/15/2020	$0.0015	$9.45	6.0	%(7)	6.0	%(7)
5/31/2020	5/30/2020	6/15/2020	$0.0015	$9.45	6.0%		6.0	%(8)
6/30/2020	6/25/2020	7/15/2020	$0.0015	$9.45	6.0%		6.0	%(8)

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(1) Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.71 per share NAV and an annual yield of 8.00%, assuming a $10.00 per share purchase price.

(3) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.75 per share NAV and an annual yield of 8.00%, assuming a $10.00 per share purchase price.

(4) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.76 per share NAV and an annual yield of 7.81%, assuming a $10.00 per share purchase price.

(5) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.71 per share NAV and an annual yield of 7.77% assuming a $10.00 per share purchase price.

(6) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.70 per share NAV and an annual yield of 7.80%, assuming a $10.00 per share purchase price.

(7) This distribution equates to approximately 6.0% on an annualized basis assuming a $9.45 per share net asset value and approximately 5.7% on an annualized basis assuming a $10.00 per share purchase price.

(8) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.45 per share NAV and an annual yield of 6.00%, assuming a $9.45 per share purchase price.

For the six months ended June 30, 2020, we have made cash distributions to our shareholders totaling approximately $1.1 million. Our distributions for the six months ended June 30, 2020, including shares issued pursuant to our distribution reinvestment plan, were funded by cash flows from operations and financing sources.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offerings, cash flows from operations and borrowings under credit facilities.

We currently obtain the capital required to invest in new commercial real estate investments primarily from existing liquidity and, the proceeds of our Offerings, debt financing, and from any undistributed funds from our operations. As of June 30, 2020, there were 11 assets in MogulREIT I, totalling approximately $57 million in capital investments, and we had approximately $14.2 million in cash, which includes approximately $2.8 million of operating cash from our equity investments. We anticipate that proceeds from our Offerings will provide sufficient liquidity to meet future funding commitments as well as our operational costs.

Borrowings

For further details, please see “Note 6 ─ Related Party Borrowings” in Item 3. “Financial Statements” below.

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Cash Flow

The following presents our cash flows for the six months ended, June 30, 2020 (in thousands):

For the six months ended June 30, 2020
Operating activities:	$2,035
Investing activities:	(6,144)
Financing activities:	9,939
Net change in cash, restricted cash, and cash equivalents	5,830
Cash, restricted cash, and cash equivalents, beginning of period	15,544
Cash, restricted cash, and cash equivalents, end of period	$21,374

Net cash provided by operating activities was approximately $2,035,000 related to rental income, tenant fee revenue and interest and preferred return income generated from our new investments.

Net cash used in investing activities was approximately $6,144,000 related to the acquisition of our new investments during the six months ended June 30, 2020, offset by the repayment of six of our assets.

Net cash provided by financing activities was approximately $9,939,000 related to proceeds from the issuance of common shares pursuant to the Offering and the mortgage debt for our equity investment, net of distributions paid and repayments to our Manager for deferred offering costs.

Outlook and Recent Trends

We believe that the near and intermediate-term market for investment in commercial real estate loans, commercial real estate, commercial real estate equity securities, and other real estate-related assets presents investors with attractive risk adjusted return opportunities. Given the likelihood of a continued low interest rate environment for the U.S. economy, which encourages borrowing, we favor an equity-focused strategy that targets preferred equity investments to maximize current income, with significant subordinate capital and downside structural protections, and joint venture equity investments to share the upside of asset appreciation with our shareholders. While we will continue to pursue commercial real estate loans, such as senior and mezzanine loans, when compelling investment opportunities arise, our focus will be on preferred equity and joint venture equity investments as we currently believe they will produce the best risk-adjusted return.

MACRO OVERVIEW

On the heels of the longest period of expansion in U.S. history, Q2 2020 reflected the impact of the COVID-19 pandemic on the U.S. economy as it suffered its largest quarterly GDP decline in history. During that time, the U.S. underwent an almost complete shutdown of the economy, with most states prohibiting non-essential services, leading to a 25% drop in consumer spending per the U.S. Commerce Department Bureau of Economic Analysis (“BEA”). While some of industries may bounce back quickly, a report by McKinsey & Company suggests it may take up to five years for certain industries to rebound to 2020-level GDP contributions. Those industries include arts, entertainment and recreation, accommodation and food services, educational services, transportation services and manufacturing. Given what we know, we are inclined to agree with Joe Zidle at Blackstone who sees a “‘square root’ recovery, characterized by 1) the initial sharp drop that we have already experienced; 2) a sharp, but smaller, bounce back to a lower level; and 3) a long, flat recovery.” We are incorporating this outlook in our strategic thinking as we underwrite new investments.

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While containment of the COVID-19 pandemic has varied throughout the country, the federal government has intervened with upwards of $3 trillion to try to relieve downward economic pressure caused by COVID-19. A study conducted by The Wharton School at University of Pennsylvania estimated that the $2.3 trillion Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) increases GDP by approximately 5% in 2020 while lowering GDP by 0.2% in 2030. Based on the stimulus plans already enacted, we do not believe that the U.S. government will allow the country to sink into a depression.

As it stands now, we remain, like many, in the discovery stage, gathering data as it becomes available to guide our portfolio composition and strategy. We are closely monitoring the impact of the COVID-19 pandemic on our business, tenants, operating partners, managers and our portfolio of investments, and on the United States and global economies. Although we believe that we are well positioned to withstand potential economic shocks or economic slowdown, we will continue to monitor and reevaluate our investments so that we are prepared to take advantage of any market changes.

GDP GROWTH

As of June 2020, the Federal Reserve forecasts a GDP decline of 6.5% for the year 2020, which was the median of individual projections from Federal Reserve participants that ranged from negative 10.0 to negative 4.2 percent. The wide range may reflect differing opinions on recovery and uncertainty regarding COVID-19. In Q2 2020, the U.S. economy shrank by 32.9% quarter over quarter at a seasonally adjusted annual rate compared to a 5.0% decrease in Q1 2020 per the BEA. While the aforementioned Blackstone projection reflected a “square root” recovery, J.P. Morgan is now predicting a U-shaped recession, with a fall, stall and surge, while Wells Fargo is anticipating a V-shaped recession, citing the Fed’s targeted economic policies as a catalyst for a recovery.

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EMPLOYMENT AND WAGE GROWTH

Unemployment has fluctuated as a result of COVID-19, reaching a peak in April 2020 at 14.9% as reported by the U.S. Bureau of Labor Statistics (“BLS”). The unemployment rate has since dropped to 10.2% as of July 2020. The Federal Reserve forecasts an unemployment rate of 9.3% for year-end 2020.

IMPACT OF MONETARY POLICY

As a result of COVID-19, the Federal Reserve took emergency measures and reduced the Federal Funds Rate to zero in order to boost the economy. Based on commentary from the Federal Reserve, it plans to maintain a low interest rate environment in the near to intermediate term future.

During this time, Congress also passed the $484 billion Paycheck Protection Program, or “PPP,” and Health Care Enhancement Act, the $2.3 trillion CARES Act, the $8.3 billion Coronavirus Preparedness and Response Supplemental Appropriations Act and the $192 billion Families First Coronavirus Response Act, totaling almost $3 trillion of coronavirus-related aid to both business and individuals. It remains to be seen if these measures will create an inflationary environment in the intermediate to long term, but if it does, real estate and other hard assets have historically been inflationary hedges during these periods.

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INVESTMENT STRATEGY

With the decline in interest rates throughout the second half of 2020 and continuing into 2020, our outlook for high-yielding debt investments softened. Since that time, we have wound down the majority of our investments from this strategy, instead focusing on joint venture equity investments which we believe have a better risk-adjusted return in today’s economic climate. While we are not opposed to originating fixed income investments as the asset class does meet our income-focused strategy, a low interest rate environment will likely result in new fixed income investments not meeting our distribution target. Although we may choose to do so in the future, to date, we have strategically chosen not to encumber the REIT with portfolio-level debt, which many mortgage REITs use to boost returns. On the flip side, historically low-priced debt via a low interest rate environment may favor equity investment and ownership of property. One of the benefits of a hybrid REIT that invests in fixed income as well as joint venture equity is the flexibility to adapt freely to changing economic climates. Given that we are decreasing allocation to our fixed income program as a result of the low interest rate environment, I wanted to look back at our historical fixed income investments.

To date, our debt strategy consisted of 22 originated loans, subordinated loans and preferred equity investments totaling approximately $55.8 million with a weighted average coupon of approximately 11.2% at origination. 17 of these investments have paid off to date, totaling approximately $44 million. Since the beginning of the year, we had seven investments pay off, including three retail properties, an asset class susceptible to economic issues related to COVID, and one multifamily investment.

We have five remaining debt or debt-like investments on our books – four of which are set to mature within the next year and a half, and one of which, Texas Retail Portfolio, has a longer remaining duration. One of the four fixed income investments that is set to mature in December 2021, Portland Office, was previously in technical default, but we executed a loan modification with the borrower in August 2020 to bring the loan current. The borrower paid all accrued interest and tax escrows, and the loan is no longer in default. The property is also currently under contract for sale, and we believe our loan is now positioned for a payoff in Q4 2020. Regarding the Texas Retail Portfolio, to date, the general partner has made all payments due to us in full and on time; however, some of the underlying tenants at the retail properties are struggling to continue to pay rent as a result of COVID-19 and certain tenants have ceased paying rent. The general partner has executed rent deferral agreements with 10 tenants and is working on rent deferral agreements with six others. We are monitoring the situation closely and do not expect any loss on our position at this time.

As we look forward, we are cautiously optimistic about our joint venture equity strategy, and we will seek to take advantage of our ample cash position and low interest rate environment. We have now made six such investments – La Privada Apartments in El Paso, TX, The Hamptons Apartments in Virginia Beach, VA, Columbus Office Portfolio in Columbus, OH, Pohlig Box Factory & Superior Warehouse in Richmond, VA, Lubbock Medical Office in Lubbock, TX and NV Energy NNN in Las Vegas, NV, which closed on July 9, 2020. These investments are similar in that we expect them to maintain higher cash flow throughout the hold period, while potentially mitigating risk due to the strength of tenants in our office assets and large number of individual tenants at each multifamily property.

Our two newest investments in Lubbock and Las Vegas represent a strategy we had previously employed as a debt investor that we are now using on the joint venture equity side: investing in triple-net office deals with high quality tenancy. From 2016 to 2018, we originated four preferred equity investments in which the tenant under lease at the property was either a credit tenant or had a credit parent company and had signed a long-term triple-net lease. Lubbock Medical Office is an office building net-leased by a single-tenant, Covenant Health System, whose parent company is Providence St. Joseph Health which has a Moody’s Aa3 rating. Similarly, NV Energy NNN is an office building net-leased by a single tenant, Nevada Power Company, whose parent NV Energy is an established utility and credit tenant that was founded in 1906 and is now owned by Warren Buffett’s Berkshire Hathaway, which itself has a strong credit rating (Moody’s Aa2). With these investments, we underwrite both the property as well as the underlying tenant to ensure that the tenants can uphold their lease obligations. Given the disruption created by COVID, we are pleased with the high quality-tenancy that we believe these investment represent and believe they are well poised to weather the storm.

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Lastly, we continue to underwrite and pursue multifamily assets, the sector that has been the bread-and-butter of our Manager’s parent, RealtyMogul Co., for the last seven years and RealtyMogul Co. and its affiliates have thus far invested in over 13,000 apartment units. We fundamentally believe that the need for affordable and workforce housing is not going to change in the next 10+ years; however, there may be some temporary moments of pain for investors and landlords. We believe this downturn will allow us to acquire and invest in quality assets in quality markets – if we have the stomach and patience, which decades of combined experience in real estate among our team has taught us that we do. While we will take advantage of the low interest rate environment when we finance the underlying properties of our equity investments, our underwriting guidelines mandate that the property must also meet our rigorous underwriting standards on its own. We are underwriting cautious business plans in Year 1, with potential changes including removing unit renovations, increasing bad debt and/or removing rent growth. We believe that our robust process for sourcing new investments, prudent underwriting and patience will allow us to thrive over the long term.

As we look forward for MogulREIT I, we intend to continue the strategy of seeking optimal risk-adjusted returns. We plan to acquire joint venture equity investments located in resilient secondary and tertiary markets; and we will also continue to seek fixed income investments to the extent the risk profiles meet our investment criteria. We want MogulREIT I to be well-positioned to spend the next 5 to 10 years generating income and holding and growing assets. Our goal is and has always been to pay attractive and consistent cash distributions to our investors and to preserve, protect, increase, and return investors’ capital contribution.

Critical Accounting Policies

The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, the experience of our Manager’s affiliates, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Please refer to “Note 2 — Summary of Significant Accounting Policies,” in Item 3. “Financial Statements” contained in this report, for a more thorough discussion of our accounting policies and procedures.

Off-Balance Sheet Arrangements

As of June 30, 2020, we had no off-balance sheet arrangements.

Related Party Arrangements

For further details, please see “Note 8 ─ Related Party Arrangements” in Item 3. “Financial Statements” below.

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Non-GAAP Financial Measures

Our Manager believes that funds from operations (“FFO”) and adjusted funds from operations (“AFFO”) each of which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and of our company in particular. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts (“NAREIT”) as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for unconsolidated/uncombined partnerships and joint ventures. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s cash flow generated by operations.

We calculate AFFO by subtracting from (or adding to) FFO:

●	the amortization of accrual or various deferred costs; and

●	an adjustment to reverse the effects of unrealized gains/(losses).

Our calculation of AFFO differs from the methodology used for calculating AFFO by certain other REITs and, accordingly, our AFFO may not be comparable to AFFO reported by other REITs. Our management will utilize FFO and AFFO as measures of our operating performance, and believes they will be useful to investors, because they facilitate an understanding of our operating performance after adjustment for certain non-cash expenses.

Additionally, FFO and AFFO will serve as measures of our operating performance because they facilitate evaluation of the Company without the effects of selected items required in accordance with GAAP that may not necessarily be indicative of current operating performance and that may not accurately compare our operating performance between periods. Furthermore, although FFO, AFFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we also believe that FFO and AFFO may provide us and our investors with an additional useful measure to compare our financial performance to certain other REITs.

Neither FFO nor AFFO is equivalent to net income or cash generated from operating activities determined in accordance with GAAP. Furthermore, FFO and AFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor AFFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Our unaudited FFO and AFFO calculations for the six months ended June 30, 2020, are as follows:

For the Period ended
June 30, 2020
(in thousands)
GAAP net loss attributable to MogulREIT I, LLC	$(784)
Add: depreciation and amortization of properties	1,361
Adjustments for noncontrolling interests	(260)
Funds from operations (“FFO”) applicable to common stock	317
Add: amortization of lease intangibles	454
Add: amortization of deferred financing costs and discount	109
Add: loss on change in fair value of derivative	1,541
Adjustments for noncontrolling interests	(880)
Adjusted funds from operations (“AFFO”) applicable to common stock	$1,541

Item 2. Other Information

None.

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Item 3. Financial Statements

MogulREIT I, LLC

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MogulREIT I, LLC

Consolidated Balance Sheets

As of June 30, 2020 (unaudited) and December 31, 2019 (audited)

(Amounts in thousands, except share and per share data)

	As of June 30, 2020	As of December 31, 2019
ASSETS
Real estate investments, at cost
Land	$14,513	$11,494
Building and improvements	76,808	54,430
Tenant Improvements	2,219	1,955
Total real estate investments, at cost	93,540	67,879
Less accumulated depreciation	(1,977)	(616)
Real estate investments, net	91,563	67,263
Real estate debt investments, net	16,108	33,331
Intangible lease assets, net	4,680	4,105
Cash and cash equivalents	14,239	9,159
Shareholder funds receivable	151	490
Restricted cash, escrows and deposits	7,135	6,385
Prepaid expenses	228	126
Interest receivable	223	408
Rent receivable, net	313	141
Other receivables	223	3,818
Total Assets	$134,863	$125,226

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$1,740	$1,937
Deferred offering costs payable	43	-
Mortgage payable, net of deferred financing costs of $816 and $785	59,066	53,073
Intangible lease liabilities, net	1,528	1,605
Distributions payable	333	427
Settling subscriptions payable	632	643
Management fees payable	69	60
Security deposits and other liabilities	2,469	770
Total Liabilities	65,880	58,515

Members’ Equity
Common Shares, $9.45 and $10 per share; unlimited shares authorized; 7,090,165 and 6,452,647 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	68,984	62,723
Accumulated deficit	(4,350)	(1,272)
Total MogulREIT I, LLC Equity	64,634	61,451
Noncontrolling interests in consolidated joint ventures	4,349	5,260
Total Members’ Equity	68,983	66,711

Total Liabilities and Members’ Equity	$134,863	$125,226

The accompanying notes are an integral part of these consolidated financial statements.

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MogulREIT I, LLC

Consolidated Statements of Operations

For the Six Months ended June 30, 2020 (unaudited) and June 30, 2019 (unaudited)

(Amounts in thousands)

	For the Six Months Ended June 30, 2020	For the Six Months Ended June 30, 2019
Revenues
Rental income, net	$3,973	$172
Tenant reimbursements	156	-
Tenant fee revenue	868	-
Interest and preferred return income	1,225	2,686
Other income	313	-
Total Revenues	6,535	2,858

Operating Expenses
Management fees	484	253
Depreciation and amortization	1,816	133
Real estate operating expenses	2,414	103
Professional fee	285	108
Servicing fee	72	94
General and administrative expenses	187	68
Total Operating Expenses	5,258	759
Operating Income	1,277	2,099
Other Income and Expenses
Interest expense	1,137	55
Change in fair value of derivative	1,541	-
Other (income) expenses	54	(10)
Consolidated Net Income (Loss)	(1,455)	2,054
Net Income (Loss) Attributable to Noncontrolling Interests	(671)	-
Net Income (Loss) Attributable to MogulREIT I, LLC	$(784)	$2,054

The accompanying notes are an integral part of these consolidated financial statements.

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MogulREIT I, LLC

Consolidated Statement of Members’ Equity

For the Six Months ended June 30, 2020 (unaudited) and June 30, 2019 (unaudited)

(Amounts in thousands, except share and per share data)

	Common Shares		Retained Earnings	Total Members’	Noncontrolling Interests in Consolidated	Total Members’
	Shares	Amount	(Deficit)	Equity	Joint ventures	Equity
Balance as of December 31, 2018	4,750,632	$46,227	$23	$46,250	$-	$46,250
Proceeds from issuance of common shares, net of syndication costs	491,484	4,915	-	4,915	-	4,915
Shareholder funds receivable	3,500	35	-	35	-	35
Repurchase of common shares	(111,601)	(1,089)	-	(1,089)	-	(1,089)
Amortization of deferred offering costs	-	(151)	-	(151)	-	(151)
Distributions declared on common shares	-	-	(1,967)	(1,967)	-	(1,967)
Net income (loss)	-	-	2,054	2,054	-	2,054
Balance as of June 30, 2019	5,134,015	$49,937	$110	$50,047	$-	$50,047

	Common Shares		Retained Earnings	Total Members’	Noncontrolling Interests in Consolidated	Total Members’
	Shares	Amount	(Deficit)	Equity	Joint ventures	Equity
Balance as of December 31, 2019	6,452,647	$62,723	$(1,272)	$61,451	$5,260	$66,711
Proceeds from issuance of common shares, net of syndication costs	754,237	7,432	-	7,432	-	7,432
Stock award	1,000	9	-	9	-	9
Shareholder funds receivable	15,934	151	-	151	-	151
Repurchase of common shares	(133,653)	(1,265)	-	(1,265)	-	(1,265)
Amortization of deferred offering costs	-	(66)		(66)	-	(66)
Distributions declared on common shares	-	-	(2,294)	(2,294)	-	(2,294)
Distributions to noncontrolling interests	-	-	-	-	(240)	(240)
Net income (loss)	-	-	(784)	(784)	(671)	(1,455)
Balance as of June 30, 2020	7,090,165	$68,984	$(4,350)	$64,634	$4,349	$68,983

The accompanying notes are an integral part of these consolidated financial statements.

13

MogulREIT I, LLC

Consolidated Statements of Cash Flows

For the Six Months ended June 30, 2020 (unaudited) and June 30, 2019 (unaudited)

(Amounts in thousands)

	For the Six Months ended June 30, 2020	For the Six Months ended June 30, 2019
OPERATING ACTIVITIES:
Consolidated net income (loss)	$(1,455)	$2,054
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,361	38
Amortization of intangibles relating to leases	454	95
Amortization of deferred financing costs	60	2
Net change in prepaid expenses	(102)	(59)
Net change in interest receivable	186	(37)
Net change in rent receivable	(172)	-
Net change in other receivables	195	9
Net change in accounts payable and accrued expenses	(200)	258
Net change in management fees payable	9	5
Net change in other liabilities	158	36
Net change in fair value of derivative liability	1,541	-
Net cash provided by operating activities	2,035	2,401
INVESTING ACTIVITIES:
Purchases of real estate investments	(26,766)	(12,141)
Purchases of debt related investments	-	(915)
Repayment of debt related investments	20,622	1,845
Net cash used in investing activities	(6,144)	(11,211)
FINANCING ACTIVITIES:
Proceeds from the issuance of common shares, net of syndication costs	6,673	5,178
Repurchase of common shares	(1,275)	(915)
Payment of cash distributions	(1,131)	(1,944)
Distributions to noncontrolling interests	(240)	-
Borrowings under mortgages payable and related party loan payable	6,025	10,070
Deferred offering costs paid	(22)	(68)
Payment of finance costs	(91)	(198)
Net cash provided by financing activities	9,939	12,123

Net increase in cash, restricted cash, and cash equivalents	5,830	3,313
Cash, restricted cash and cash equivalents, beginning of period	15,544	929
Cash, restricted cash and cash equivalents, end of period	$21,374	$4,242

Cash paid for interest	$929	$10
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:

Shareholder funds receivable	$339	$35
Settling subscriptions payable	$(11)	$174
Distributions declared but not paid	$(94)	$23
Deferred offering costs payable	$43	$(9)
Shares issued through distribution reinvestment program	$1,257	$1,055

The accompanying notes are an integral part of these consolidated financial statements.

14

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

Note 1 – Formation and Organization

The consolidated financial statements include MogulREIT I, LLC and its wholly-owned subsidiaries, Realty Mogul 83, LLC (“RM83”), RM La Privada, LLC (“La Privada”), and RM The Hamptons, LLC (“The Hamptons”), Columbus Office Portfolio, LLC (“Columbus”), RM Pohlig, LLC (“Pohlig”) and RM Lubbock MOB, LLC (“Lubbock”).

MogulREIT I, LLC is a Delaware limited liability company formed on March 2, 2016 to invest in and manage a diversified portfolio of commercial real estate investments, including loans, equity in commercial real estate ventures and other real estate-related assets. RM83, La Privada, The Hamptons, Columbus, Pohlig and Lubbock, organized in June, 2017, May 2019, August 2019, November 2019, February 2020 and June 2020, respectively, are Delaware limited liability companies and special purpose entities (“SPE”) that hold investments in real estate related assets.The use of the terms “MogulREIT I”, the “Company”, “we”, “us”, or “our” in this semiannual report refer to MogulREIT I, LLC and its subsidiary collectively, unless the context indicates otherwise.

The Company is externally managed by RM Adviser, LLC (“Manager”), which is an affiliate of the Company’s sponsor, RM Sponsor, LLC (“Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co. Our Manager is an investment adviser registered with the Securities and Exchange Commission (“SEC”).

The Company’s investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic commercial real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. We hold substantially all of our assets directly, and as of the date of these consolidated financial statements have not established an operating partnership or any taxable REIT subsidiary or qualified REIT subsidiary.

Pursuant to the Form 1-A filed with the SEC with respect to our offering (the “Offering”) of up to $50,000,000 in common shares, and a second offering (the “Follow-On Offering”) of up to $35,696,040 in common shares, prior to April 30, 2020, our offering price per share of our common shares was equal to the greater of (i) $10.00 per share or (ii) our NAV per share (calculated as our NAV divided by the number of our common shares outstanding as of the end of the prior fiscal quarter) and after April 30, 2020, our offering price per share equals our most recently announced NAV per share. On August 3, 2020, we announced that our NAV per share as of June 30, 2020 equals $9.59. The Offering and the Follow-On Offering were qualified by the SEC on August 12, 2016 and May 7, 2019, respectively. As of June 30, 2020 and December 31, 2019, the Company has issued and outstanding 7,090,165 and 6,452,647 shares, respectively, including shares to our Sponsor, in an amount of 250 common shares for an aggregate purchase price of $2,500. The Manager has the authority to issue an unlimited number of common shares.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated balance sheets, statements of operations, statements of members’ equity, statements of cash flows and related notes to the consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The Company has adopted a calendar end for financial reporting.

15

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

GAAP requires any subsidiaries or affiliates under common control to be consolidated. The consolidated financial statements of the Company include its wholly-owned subsidiaries, RM83, which was formed during 2017, its controlled joint ventures, La Privada, The Hamptons and Columbus, all of which were acquired during 2019 and Pohlig and Lubbock, both of which were acquired during 2020.

All significant intercompany balances and transactions are eliminated in consolidation.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s Form 1-K for the fiscal year ended December 31, 2019, which was filed with the SEC on April 29, 2020.

Reclassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported consolidated statements of operations.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

Shareholder Funds Receivable

Shareholder funds receivable consists of shares that have been issued with subscriptions that have not yet settled. As of June 30, 2020 and December 31, 2019, there was approximately $151,000 and $490,000, respectively, in subscriptions that had not settled. All of these funds settled subsequent to June 30, 2020 and December 31, 2019, respectively. Shareholder funds receivable are carried at cost which approximates fair value.

Settling Subscriptions Payable

Share repurchases initiated in June 2020 and settled at the beginning of July 2020 will be recorded on the consolidated balance sheet as Settling Subscriptions Payable as of June 30, 2020. This liability was reversed subsequent to June 30, 2020 when the share repurchases settled in July and August 2020.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Geographic Concentration

As of June 30, 2020, the Company’s investments in real estate operate in Virginia, Ohio, California, Texas, Oregon, Colorado, and Florida. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing and commercial real estate.

16

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

For the six months ended June 30, 2020, the Company’s annualized rental income in real estate equity investments by states is approximately 36%, 35% and 29%, for Virginia, Ohio and Texas, respectively.

Organization, Offering and Related Costs

Organization and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organization and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offerings, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

The Company expenses organization costs as incurred and offering costs, when incurred, will be deferred and charged to members’ equity. The deferred offering costs will be charged against the gross proceeds of the Offering when received or written off in the event that the Offering is not successfully completed. The Manager and/or affiliates will be reimbursed for organization and offering expenses incurred in conjunction with the Offerings.

As of June 30, 2020 and December 31, 2019, the Manager had incurred offering costs of approximately $1,703,000 and $1,637,000, respectively, on behalf of the Company, including the full amount of legal fees of $407,527 and $360,568, respectively. As of June 30, 2020 and December 31, 2019, approximately $1,703,000 and $1,637,000, respectively, of offering costs had been amortized and were included in the consolidated statements of members’ equity. Deferred offering costs are amortized in proportion to the offering proceeds received over the offering proceeds expected to be received.

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE and reassesses the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and has sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

17

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

As of June 30, 2020 and December 31, 2019, the Company held investments in five and three entities, respectively, which were evaluated under the VOE model and are consolidated because the Company is able to exercise substantial kick-out rights and substantive participation rights.

Commercial Real Estate Debt Investments

Our commercial real estate debt investments are generally classified as held to maturity as we have both the intent and the ability to hold these investments to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments. We review our debt related investments on a monthly basis, or more frequently when such an evaluation is needed, to determine if an impairment exists. A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Codification (“ASC”) Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

Commercial real estate debt investments that are deemed to be impaired are carried at amortized cost less a loan reserve, if deemed appropriate, which approximates fair value.

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns. We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

As of June 30, 2020 and December 31, 2019, none of our debt related investments were considered impaired, and no impairment charges were recorded in the consolidated financial statements. We believe the fair value of the debt investments approximates the carrying value of the debt investments as of June 30, 2020 and December 31, 2019. We had invested in 22 debt and debt like investments with 16 of those investments paying off in full since inception through June 30, 2020. The following table describes our debt related investments activities for the six months ended June 30, 2020 and December 31, 2019:

Investments in Debt:	Amount (in thousands)
Balance at beginning of period	$46,424
Investments	915
Principal repayments	(14,008)
Balance as of December 31, 2019 (1)	33,331
Investments	-
Principal repayments	(17,223)
Balance as of June 30, 2020 (2)	$16,108

(1)	Investments include three mezzanine loans, five preferred equity investments, three bridge loans, and one second secured mortgage with aggregate carrying balances of approximately $5,759,000, $10,782,000, $13,190,000, and $3,600,000, respectively.
(2)	Investments include two mezzanine loans, two preferred equity investments, and two bridge loans with aggregate carrying balances of approximately $3,425,000, $3,983,000, and $8,700,000, respectively.

18

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

Income Taxes

The Company has elected to be taxed, and currently qualifies, as a REIT for federal income tax purposes. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its shareholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements, and no gross deferred tax assets or liabilities have been recorded as of June 30, 2020 and December 31, 2019.

For the six months ended June 30, 2020 and for the year ended December 31, 2019, $2,294,140 and $4,212,366, respectively, in distributions have been made to shareholders. The Company expects its distributions to be characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated taxable earnings and profits constitute a return of capital for tax purposes and reduce the shareholders’ basis in the common shares. To the extent that distributions exceed both current and accumulated earnings and profits and the shareholders’ basis in the common shares, they will generally be treated as a gain or loss upon the sale or exchange of our shareholders’ common shares.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, or origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on mezzanine loans classified as held to maturity and investments in preferred equity that are accounted for using the cost method if the terms of the equity investment includes terms that are similar to interest on a debt instrument. As of June 30, 2020, no amortization of premium, discount, or origination costs or fees have been recognized.

For certain properties, in addition to contractual base rent, the tenants pay their share of utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor. For the six months ended June 30, 2020 and the year ended June 30, 2019, the Company recorded reimbursements of expenses of approximately $156,000 and $0, respectively, which are reported as tenant reimbursements in the accompanying consolidated statements of operations.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

As a result of the adoption of ASC 606, Revenue from Contracts with Customers (“ASC 606”), the Company has updated its policies as it relates to revenue recognition. Revenue is measured based on consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The adoption of ASC 606 did not materially change our revenue recognition patterns.

19

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

Purchase Accounting for Acquisitions of Real Estate

The Company adopted the provisions of Accounting Standards Update (“ASU”) 2017-01, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The purchase consideration includes cash paid, the fair value of equity or other assets issued, and the fair value of any assumed debt. The Company assesses the fair value of assumed debt based on estimated cash flow projections that utilize appropriate discount rates and available market information. Such inputs are categorized as Level 3 in the fair value hierarchy. The difference between the fair value and the stated principal of assumed debt is amortized using the effective interest method basis over the terms of the respective debt obligation.

The fair value of the purchase consideration is then allocated based on the relative fair value of the assets including land, buildings, site improvements and intangible assets including in-place leases at the acquisition date. The Company estimates the fair value of the assets using market-based, cost-based, and income-based valuation techniques.

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on a quarterly basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset’s carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset’s carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors.

For each lease we assume through an acquisition of a property, the Company applies ASC 805-20-25-12 to determine whether the terms of the lease are favorable or unfavorable compared with the market terms of a lease for a similar property at the acquisition date. If the terms are favorable, an above-market lease intangible asset is recorded, and if the terms are unfavorable, a below-market lease liability is recorded. ASC 805-20-25-12 does not provide further guidance on how to arrive at the fair value of the above- or below-market lease intangible asset or liability, so the Company refers to ASC 820 and ASC 840 for the appropriate valuation guidance. ASC 820 provides detailed guidance for using management’s judgment and other market participant considerations in assessing fair value when quoted prices are not available. The Company has extensive experience in underwriting and negotiating lease terms in the real estate markets. The Company leverages knowledge gained through the countless lease transactions throughout entire portfolio over the years as well as our understanding of market activities regarding the terms of other transactions that have recently closed in the real estate industry to estimate the projected future market rent. Primarily all of the Company’s existing above and below market leases resulted from our 2019 acquisition of an office portfolio that was comprised of four leases. The Company evaluated each assumed lease individually to determine if it was above or below market. Based on our evaluation, the Company determined that two of the assumed leases were below market as of December 31, 2019. There were no above or below market leases resulted from our 2020 acquisitions.

As of June 30, 2020 and December 31, 2019, the Company determined that there was no impairment of long-lived assets.

20

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

Restricted Cash and Escrows

Real estate taxes, insurance and other escrows aggregating approximately $7,135,000 and $6,385,000 at June 30, 2020 and December 31, 2019, respectively, are included in Restricted cash, escrows and deposits in the table below.

In November 2016, the FASB issued ASU 2016-18. Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The standard requires that changes in restricted cash and restricted cash equivalents during the period be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. The adoption of this standard results in amounts previously recorded in cash provided by (used in) operating activities on the statement of cash flows to be included in the beginning and ending balances of Cash and Restricted Cash and Equivalents on the statements of cash flows. The adoption of this standard results in amounts detailed below that are reported as restricted cash and escrows and deposits on the balance sheet to be included in Cash and Restricted Cash and Equivalents on the statements of cash flows.

The following are the amounts reported on the consolidated balance sheets that are included in Cash and Restricted Cash and Equivalents on the consolidated statement of cash flows:

	For the Six Months Ended June 30, 2020 (amounts in thousands)	For the Six Months Ended June 30, 2019 (amounts in thousands)

Cash and cash equivalents	$14,239	$1,884
Restricted cash, escrows and deposits	7,135	2,358
Total cash and restricted cash and equivalents	$21,374	$4,242

Depreciation and Amortization

Depreciation of assets is computed on the straight-line method over the estimated useful life of the asset. Depreciation of buildings is computed on the straight-line method over an estimated useful life of 30 to 35 years. Site improvements and certain building improvements are depreciated on the straight-line method over an estimated useful life of 10 to 15 years and depreciation of furniture, fixtures and equipment is computed on the straight-line method over an estimated useful life of 5 years. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Amortization of intangible lease assets is computed over the remaining life of the leases using the straight-line method.

Deferred Financing Costs

Mortgage costs are deferred and amortized using the straight-line method, which management does not believe is materially different than the effective interest rate method, over the terms of the respective debt obligations. For more information regarding the deferred financing costs for the six months ended June 20, 2020 and the year ended December 31, 2019, see “Note 5 – Borrowings – Mortgages Payable.”

21

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

On a recurring basis, the Company measures its interest rate swap derivative liability on the Columbus portfolio at its estimated fair value. In determining the fair value of its interest rate swap derivative, the Company uses the present value of expected cash flows based on market observable interest rate yield curves commensurate with the term of the instrument. The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and that of the respective counterparty in the fair value measurement. The credit valuation adjustments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by either the respective counterparty or the Company. However, the Company determined that the impact of the credit valuation adjustments were not significant to the overall valuation of the swap. As a result, the fair value of the swap is considered to be based primarily on Level 2 inputs.

The Company does not carry any asset or liability at fair value except for its interest rate swap derivative liability related to the Columbus portfolio with an estimated fair value of $1,541,000 and $107,000 as of June 30, 2020 and December 31, 2019, respectively, which is included in Security deposits and other liabilities.

The Company is required to disclose an estimate of fair value of financial instruments for which it is practicable to estimate the fair value. For certain financial instruments, fair values are not readily available since there are no active trading markets characterized by current exchanges by willing parties. The Company believes that the carrying amount reasonably approximates the fair value of the Company’s financial instruments.

Fair Value Option

ASC 825 “Fair Value Option for Financial Assets and Financial Liabilities” (“ASC 825”) provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition. We have decided not to make this election.

22

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

Note 3 – Real Estate Debt Investments

The following table presents the Company’s investments in real estate debt related assets, as of June 30, 2020 and December 31, 2019 (amounts in thousands):

As of June 30, 2020:

Asset Type	Number	Original Principal Amount or Cost	Carrying Value	Average Investment Return	Allocation by Investment Type
Mezzanine Loan	2	$3,425	$3,425	9.92%	19.63%
Preferred Equity	2	5,325	3,983	13.34%	30.52%
Bridge Loan	2	8,700	8,700	8.23%	49.85%
Balance as of June 30, 2020	6	$17,450	$16,108	9.85%	100.00%

As of December 31, 2019:

Asset Type	Number	Original Principal Amount or Cost	Carrying Value	Average Investment Return	Allocation by Investment Type
Mezzanine Loan	3	$5,925	$5,759	11.17%	17.57%
Preferred Equity	5	11,925	10,782	12.28%	35.36%
Bridge Loan	3	12,275	13,190	8.94%	36.40%
Second Secured Mortgage	1	3,600	3,600	13.35%	10.67%
Balance as of December 31, 2019	12	$33,725	$33,331	10.88%	100.00%

Credit Quality Monitoring

The Company’s debt investments and preferred equity investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests described above. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2020 and December 31, 2019, all investments are considered to be performing and no allowance for loan loss has been recorded. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

23

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

Note 4 – Consolidated Investments in Real Estate

The following table presents the Company’s consolidated investments in of real estate as of June 30, 2020:

Description of Property	Date acquired	Ownership Percentage	Contract Purchase Price	Terms of Payment	Real Estate Investment Costs (a)
			(in thousands)		(in thousands)
Lubbock
Medical Office Building	June 26, 2020	100.00%	$8,350	Cash, assumed	$310
Lubbock, TX				liabilities of $118,449
Pohlig
Box Factory & Superior Warehouse	February 19, 2020	100.00%	15,900	Cash, assumed	631
Richmond, VA				liabilities of $96,261
Columbus
Office Portfolio	November 5, 2019	56.41%	37,800	Cash, assumed	698
Columbus, OH				liabilities of $1,568,176
The Hamptons
Apartments	October 9, 2019	100.00%	19,051	Cash, assumed	692
Virginia Beach, VA				liabilities of $325,257
La Privada
Apartments	May 31, 2019	100.00%	11,700	Cash, assumed	441
El Paso, TX				liabilities of $170,367
Total			$92,801		$2,772

(a)	Capitalized as part of the acquisition and includes related party costs of approximately $1,301,000.

The following table details the allocation of the purchase price for the Company’s investments in real estate as of June 30, 2020 (amounts in thousands):

			Site	Intangible
			Improvements	Lease
Description of Property	Land	Building	and FF&E	Asset	Total
Lubbock	$1,359	$6,006	$431	$864	$8,660
Lubbock, TX
Pohlig	1,660	14,194	434	242	16,530
Richmond, VA
Columbus	4,748	28,922	2,244	2,584	38,498
Columbus, OH
The Hamptons	4,226	14,038	1,134	345	19,743
Virginia Beach, VA
La Privada Apartments	2,520	8,408	931	282	12,141
El Paso, TX
Total	$14,513	$71,568	$5,174	$4,317	$95,572

24

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

Depreciation expense amounted to approximately $1,361,000 and $133,000 for the six months ended June 30, 2020 and June 30, 2019, respectively.

As of June 30, 2020 and December 31, 2019, the amortization period for the intangible lease assets ranges from three months to thirteen and a half years and from six to thirteen and a half years, respectively. At June 30, 2020 and December 31, 2019, accumulated amortization of intangible lease assets net of below-market lease liabilities, was approximately $1,164,000 and $710,000, respectively. The unamortized balance of intangible lease assets net of below-market lease liabilities, at June 30, 2020 and December 31, 2019, was approximately $3,153,000 and $2,500,000, respectively.

Minimum Future Rents and Amortization of Lease Intangible Assets

The multi-family rental properties owned at June 30, 2020 are principally leased under 12-month operating leases with tenant renewal rights. For commercial properties, the following details the future minimum rents and amortization of intangible lease assets and liabilities over the next five years:

	Future minimum lease payments	Intangible Lease Assets	Intangible Lease Liabilities
Period Ending December 31,	(in thousands)	(in thousands)	(in thousands)
Six months 2020	$1,586	$365	$77
2021	2,819	745	153
2022	2,469	731	153
2023	2,042	731	153
2024	1,981	731	153
Thereafter	7,148	1,377	839
Total	$18,045	$4,680	$1,528

Note 5 – Borrowings

Mortgages Payable

The following table details the Mortgages payable, net, balances per the consolidated balance sheet:

June 30, 2020 (in thousands)
Mortgages payable, gross	$59,882
Unamortized deferred financing costs	(816)
Mortgages payable, net	$59,066

Scheduled principal repayments during the next five years and thereafter are as follows:

Year Ending December 31,	June 30, 2020 (in thousands)
2020	$47
2021	98
2022	103
2023	28,224
2024	112
Thereafter	31,298
Total	$59,882

25

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

At June 30, 2020 and December 31, 2019, deferred financing costs amounted to approximately $816,000 and $785,000, net of accumulated amortization of approximately $91,000 and $31,000, respectively. The Company presents unamortized deferred financing costs as a direct deduction from the carrying amount of the related debt liability

The details of the mortgages payable are as follows:

Lubbock Medical Office Building

The mortgage loan payable in connection with the Lubbock Medical Office Building property was originated on June 26, 2020 by Stride Bank, N. A., in the amount of approximately $5,845,000. The outstanding balance as of June 30, 2020 was approximately $5,845,000. The mortgage loan has a maturity date of June 15, 2027. The mortgage loan has a fixed interest rate of 4.15% during the initial 60 months of the mortgage loan. Commencing on June 15, 2025 and thereafter, the interest rate will be equal to the greater of 4.15% or the most recent US Treasury Yield for two years plus 3%. The mortgage is secured by real property and an assignment of leases and rents.

Columbus Office Portfolio

The mortgage loan payable in connection with the Columbus Office Portfolio property was originated on November 1, 2019 by Citizens Bank, N.A. in the amount of approximately $33,636,000 with an initial funding of approximately $27,938,000 and future funding of approximately $5,697,000. The outstanding balance as of June 30, 2020 and December 31, 2019 was approximately $28,117,000 and $27,938,000, respectively. The mortgage loan has a maturity date of November 1, 2023, with one 12-month extension option. The mortgage loan has a variable interest rate of 30-day Libor plus 2.15% (2.25% as of June 30, 2020 and the Company has entered into an interest rate swap agreement through October 30, 2023 to pay at a fixed rate of 3.80%.) The mortgage loan is interest only for the entire term of the loan. The mortgage is secured by real property and an assignment of leases and rents.

The Hamptons Apartments

The mortgage loan payable in connection with the Hamptons Apartments property was originated on October 1, 2019 by Argentic Real Estate Finance LLC in the amount of approximately $15,850,000. The outstanding balance as of June 30, 2020 and December 31, 2019 was approximately $15,850,000 and $15,850,000, respectively. Approximately $3,693,000 of the mortgage proceeds are held in lender-controlled escrow subaccounts for taxes, insurance, replacement reserves, required repairs and a loan earnout, which amount is included in “Restricted cash, escrows, and deposits” in the consolidated balance sheet. The mortgage loan is interest only though the maturity date of November 6, 2029. The mortgage loan has a fixed interest rate of 4.03%. The mortgage is secured by The Hamptons Apartments property and an assignment of leases and rents.

La Privada Apartments

The mortgage loan payable in connection with the La Privada Apartments property was originated on May 31, 2019 by Argentic Real Estate Finance LLC in the amount of approximately $10,070,000 with an initial funding of approximately $10,070,000. Approximately $1,640,000 of the mortgage proceeds are held in lender-controlled escrow subaccounts for taxes, insurance, replacement reserves and a loan earnout, which amount is included in “Restricted cash, escrows, and deposits” on the consolidated balance sheet. The outstanding balance as of June 30, 2020 and December 31, 2019 was approximately $10,070,000 and $10,070,000, respectively. The mortgage loan has a fixed interest rate of 4.89%. The mortgage loan is interest only until the maturity date of June 6, 2029.

26

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

Note 6 – Related Party Borrowings

During the year ended December 31, 2019, the Company entered into an unsecured promissory note on May 29, 2019 in the amount of $2,400,000 at an interest rate equal to the current LIBOR rate plus 2% with an affiliate of the Manager. The note was fully repaid as of December 31, 2019.

During the period from January 1, 2020 to June 30, 2020, the Company had no related party borrowings.

Note 7 - Business Combinations and Asset Acquisitions

RM Lubbock MOB LLC

On June 26, 2020, the Company acquired a 100% equity interest in RM Lubbock MOB LLC (“Lubbock MOB”). Lubbock MOB is an SPE formed to acquire, renovate, own and operate Lubbock Medical Office Building, a medical office building located in Lubbock, Texas.

GAAP defines the acquiror in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquiror achieves control. Lubbock MOB is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquiror to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured by allocating the consideration to the relative fair values of the assets as of that date. The following table summarizes the consideration paid for Lubbock MOB and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

June 26, 2020 (in thousands)
Consideration
Cash (including transaction costs of $310 and debt proceeds of $5,845)	$8,660
Fair value of total consideration transferred	$8,660

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$1,359
Buildings, site improvements, and furniture and equipment	6,437
Cash and cash equivalents	—
Intangible lease asset	864
Escrow, deposits and other assets	—
Total identifiable net assets	$8,660

RM Pohlig LLC

On February 19, 2020, the Company acquired a 100% equity interest in RM Pohlig LLC (“Pohlig”). Pohlig is an SPE formed to acquire, renovate, own and operate Pohlig Box Factory & Superior Warehouse, a multi-family apartment community located in Richmond, Virginia.

GAAP defines the acquiror in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquiror achieves control. Pohlig is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

27

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

GAAP requires an acquiror to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured by allocating the consideration to the relative fair values of the assets as of that date. The following table summarizes the consideration paid for Pohlig and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

February 19, 2020 (in thousands)
Consideration
Cash (including transaction costs of $631)	$16,588
Fair value of total consideration transferred	$16,588

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$1,660
Buildings, site improvements, and furniture and equipment	14,629
Cash and cash equivalents	—
Intangible lease asset	242
Escrow, deposits and other assets	57
Total identifiable net assets	$16,588

Columbus Office Portfolio, LLC

On November 5, 2019, the Company acquired a 56.4% equity interest in Columbus Office Portfolio, LLC (“Columbus”). Columbus is a joint venture in the form of an SPE formed to acquire, renovate, own and operate Columbus Office Portfolio, a pair of non-contiguous office buildings located in Columbus, Ohio. The Portfolio consists of two properties: (i) 855 Grandview, and (ii) Brewery Tower.

GAAP defines the acquiror in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquiror achieves control. Columbus is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquiror to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured by allocating the consideration to the relative fair values of the assets as of that date. The following table summarizes the consideration paid for Columbus and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

November 5, 2019 (in thousands)
Consideration
Cash (including transaction costs of $951 and debt proceeds of $33,635)	$38,498
Fair value of total consideration transferred	$38,498

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$4,748
Buildings, site improvements, and furniture and equipment	31,166
Cash and cash equivalents	—
Intangible lease asset	2,584
Escrow, deposits and other assets	—
Total identifiable net assets	$38,498

28

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

RM The Hamptons, LLC

On October 9, 2019, the Company acquired a 100% equity interest in RM The Hamptons, LLC (“The Hamptons”). The Hamptons is a joint venture in the form of an SPE formed to acquire, renovate, own and operate the Hamptons Apartments, a multi-family apartment community in Virginia Beach, Virginia.

GAAP defines the acquiror in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquiror achieves control. The Hamptons is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquiror to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured by allocating the consideration to the relative fair values of the assets as of that date. The following table summarizes the consideration paid for the Hamptons and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

October 9, 2019 (in thousands)
Consideration
Cash (including transaction costs of $692 and debt proceeds of $15,850)	$19,748
Fair value of total consideration transferred	$19,748

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$4,226
Buildings, site improvements, and furniture and equipment	15,172
Cash and cash equivalents	—
Intangible lease asset	344
Escrow, deposits and other assets	4
Other current liabilities	(271)
Deferred financing costs	273
Total identifiable net assets	$19,748

RM La Privada, LLC

On May 31, 2019, the Company acquired a 100% equity interest in RM La Privada, LLC (“La Privada”). La Privada is a joint venture in the form of an SPE formed to acquire, renovate, own and operate La Privada Apartments, a Class B multifamily apartment complex in El Paso, Texas.

GAAP defines the acquiror in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquiror achieves control. La Privada is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

29

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

GAAP requires an acquiror to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured by allocating the consideration to the relative fair values of the assets as of that date. The following table summarizes the consideration paid for La Privada and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

May 31, 2019 (in thousands)
Consideration
Cash (including transaction costs of $441 and debt proceeds of $10,070)	$12,174
Fair value of total consideration transferred	$12,174

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$2,520
Buildings, site improvements, and furniture and equipment	9,339
Cash and cash equivalents	—
Intangible lease asset	282
Escrow, deposits and other assets	33
Total identifiable net assets	$12,174

Note 8 – Related Party Arrangements

RM Adviser, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition and management of the Company’s real estate investments. For certain investments, the Manager is also entitled to promoted interest in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid an agreed upon (6.0% or higher) cumulative, non-compounded preferred return.

For the six months ended June 30, 2020, approximately $9,000 and $14,000, respectively, was paid to the Manager for asset management services related to La Privada Apartments and The Hamptons Apartments properties. For the six months ended June 30, 2019, approximately $5,000 was paid to the Manager for management services related to La Privada Apartments.

The Manager will be reimbursed for organization and offering expenses incurred in conjunction with the Follow-On Offering. The Company will reimburse the Manager for third-party organization and offering costs it incurs on our behalf. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See “Note 2 – Summary of Significant Accounting Policies – Organization, Offering and Related Costs.”

As of June 30, 2020 and December 31, 2019, the Company owed its Manager approximately $43,000 and $0, respectively, in deferred offering costs. As of June 30, 2020 and December 31, 2019, approximately $1,703,000 and $1,637,000, respectively, of offering costs were amortized against members’ equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offering. During the six months edned June 30, 2020, $22,481 of deferred offering costs were repaid to the affiliate.

The Company will pay the Manager a monthly asset management fee equal to an annualized rate of 1.00% payable in arrears, which will be based on the total equity value. For purposes of this fee, total equity value equals (a) our then-current NAV per share, multiplied by (b) the number of our common shares then outstanding. During the six months ended June 30, 2020 and June 30, 2019, approximately $333,000 and $253,000, respectively, was charged by the Manager. As of June 30, 2020 and December 31, 2019, approximately $69,000 and $60,000, respectively, of asset management fees remained payable.

30

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

For the year ended December 31, 2019, a fee of $280,000 was paid on behalf of the Company to the Manager for services in connection with the due diligence regarding the acquisition of the Columbus Portfolio Office property. For the six months ended June 30, 2020, there were no due diligence fees paid.

Realty Mogul Commercial Capital, Co.

The Company will pay Realty Mogul Commercial Capital, Co. (which may be referred to as an RM Lender) a servicing fee of 0.50% of the principal balance plus accrued interest of each loan or preferred equity investment and any applicable additional amounts associated with such investment to RM Lender for the servicing and administration of certain loans and investments held by us. RM Lender may decide to enter into a servicing agreement with an unaffiliated third party to service and administer the loans and preferred equity investments held by us, and will pay for any expenses incurred in connection with standard subservicing thereunder out of the servicing fee paid to it by us. The servicing agreement will define the terms of the servicing arrangement as well as the amount of the servicing fee that is paid by RM Lender to the unaffiliated third party. The servicing fee is calculated as an annual percentage of the principal balance of the debt or preferred equity investment plus accrued interest and any applicable additional amounts associated with such investment, and is deducted at the time that payments on the asset are made. The fee is deducted in proportion to the split between accrued and current payments. Servicing fees payable by us may be waived at RM Lender’s sole discretion. During the six months ended June 30, 2020 and June 30, 2019, approximately $56,000 and $77,000, respectively, was charged by the Manager. As of June 30, 2020 and December 31, 2019, approximately $14,000 and $13,000 respectively, remained payable and are included in accounts payable and accrued expenses on the correstponding consolidated balance sheets.

The Company will also pay RM Lender a special servicing fee for any non-performing asset at an annualized rate of 1.00% of the original principal balance of a non-performing debt or preferred equity investment serviced by such RM Lender and any additional amounts associated with such investment. Whether an investment is deemed to be non-performing is in the sole discretion of our Manager. As of June 30, 2020 and December 31, 2019, special servicing fees of $16,813 and $16,036, respectively, have been paid to the Manager.

From time to time, a special purpose entity in which we invest may pay our Manager or an affiliate of our Manager fees relating to the investment and management of our equity assets. A portion of these fees may be paid to personnel affiliated with our Manager for their roles in arranging the investment opportunity, including an officer of our Manager, Jilliene Helman. These fees will be paid by the particular special purpose entity and not by us, and we will not be entitled to these fees. Although the special purpose entity will pay these fees, there are instances in which we are the sole member, and have control, of the special purpose entity in connection with an investment in an equity asset. Such fees include the following:

●	Buyer’s Real Estate Brokerage Fee / Real Estate Due Diligence Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 3% of the total contract purchase price of the property.

●	Financing Coordination Fee and Credit Guarantee Fee – fee paid to an affiliate of or personnel affiliated with our Manager in an amount up to 1.0% of the financing amount in the event that an affiliate or officer of our Manager provides services in connection with arranging the debt or provides a credit guarantee in connection with the financing.

●	Property-Level Asset Management Fee – fee paid to our Manager or an affiliate of our Manager in an amount equal to an annualized 0.50% of Effective Gross Income (as defined below) that will be paid monthly to the Manager for asset management services related to certain transactions. Effective Gross Income means a property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

31

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

●	Seller’s Real Estate Brokerage Fee / Real Estate Disposition Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 2% of the contract sales price of a property in the event that an affiliate of our Manager or our Manager provides disposition services for the property.

●	Promoted Interest – interest paid to our Manager or an affiliate of our Manager in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid (6% or higher) cumulative, non-compounded preferred return.

In addition, from time to time, when one of the affiliates of our Manager, including Realty Mogul Commercial Capital, Co., originates a commercial real estate loan or preferred equity investment that is sold to us, the borrower of the transaction may pay fees to Realty Mogul Commercial Captial, Co. The following fees are paid by the borrower of a loan to affiliates of our Manager relating to the origination, investment and management of our debt, fixed income, and preferred equity assets. Such fees are paid to Realty Mogul Commercial Captial, Co. by the borrower entity and not by us. We will not be entitled to this fee.

●	Origination Fee – fee paid to an affiliate of the Manager in an amount up to 2% of the financing amount.

●	Extension Fee – fee paid to an affiliate of the Manager in an amount up to 1% of the financing amount per loan extension.

●	Modification Fee – fee paid to an affiliate of the Manager in an amount up to 1% of the financing amount per loan modification.

●	Default Interest – interest paid to an affiliate of Manager as defined under the particular loan agreement.

●	Prepayment Penalties – amount paid to an affiliate of the Manager where each prepayment penalty based on the amount of interest that would have accrued on the principal amount of the loan or preferred equity investment at the time of prepayment during the period commencing on the prepayment date and ending on the prepayment penalty period end date.

●	Exit Fee – fee paid to an affiliate of the Manager in an amount (i) up to 1% upon payoff or (ii) calculated as a percentage of the financing amount or outstanding loan balance per extension.

For the six months ended June 30, 2020, a buyer’s brokerage fee in the amount of $318,000 was paid to Realty Mogul Commercial Capital, Co. in connection with the acquisition of Pohlig, of which $39,750 was paid to Michael Schoellhammer, a former officer of our Manager, and a buyer’s brokerage fee in the amount of $250,500 was paid to Realty Mogul Commercial Capital, Co. in connection with the acquisition of Lubbock MOB.

Realty Mogul, Co. and Affiliates

If the Company has insufficient funds to acquire all or a portion of a loan or other investment, then it may obtain a related party loan from RM Lender or one of its affiliates on commercially reasonable terms. Our LLC Agreement authorizes us to enter into related party loans. Related party loans that, in the aggregate, do not exceed $20 million and do not carry an interest rate that exceeds the then current applicable prime rate with respect to such loans, can be entered into without the approval of an independent representative or the advisory board. All other related party loans would require prior approval from an independent representative or advisory board. However, neither Realty Mogul, Co. nor its affiliates are obligated to make a related party loan to the Company at any time. See Note 5 – Borrowings.

For the six months ended June 30, 2020 and the year ended December 31, 2019, affiliates of Realty Mogul, Co. received an aggregate of approximately $0 and $107,500, respectively, for syndication fees, which are netted against the respective equity.

32

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

In 2019, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 24.2% interest in Columbus Office Portfolio. The entity’s equity investment in Columbus Office Portfolio was approximately $3,000,000, as of June 30, 2020 and December 31, 2019.

RM Sponsor, LLC, Shareholder and Sponsor

RM Sponsor, LLC is a shareholder of the Company and holds 250 common shares as of June 30, 2020 and December 31, 2019.

Executive Officers of our Manager

As of the date of these financial statements, the executive officers of the Company’s Manager and their positions and offices are as follows:

Name	Age	Position
Jilliene Helman	33	Chief Executive Officer and Chief Financial Officer
Eric Levy	33	Vice President, Portfolio Manager
Ayla Nazli	39	Chief Compliance Officer and Secretary

Jilliene Helman has served as our Chief Executive Officer since our inception and our Chief Financial Officer since October 31, 2018.

Eric Levy has served as Vice President, Portfolio Manager since January 2019. Mr. Levy has served as a Vice President, Asset Management of Realty Mogul, Co. since October 2017.

Ayla Nazli has served as Secretary and Chief Compliance Officer of our Manager, and as Secretary, Chief Compliance Officer, and Vice President, Legal of Realty Mogul, Co., since January 2020.

Note 9 – Stock Award

For the six months ended June 30, 2020 and the year ended December 31, 2019, we issued 945 and 1,000 shares, respectively, to Mr. Levy. Compensation expense in the amount of $9,450 and $10,000, respectively, was recorded in 2020 and 2019, based on the original offering price of $10 per share, which approximates fair value.

Note 10 – Economic Dependency

Under various agreements, the Company has engaged or will engage RM Adviser, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon RM Adviser, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 11 – Commitments and Contingencies

Legal Proceedings

As of June 30, 2020, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant.

33

MogulREIT I, LLC

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

COVID-19

During the six months ended June 30, 2020, the effects of the COVID-19 virus began impacting many aspects of the U.S. economy. The Company recognized that COVID-19 may have an adverse impact on its business and investments, however, as of September 28, 2020, there were no material quantifiable measurements of adverse effects on the Company’s business or investments.

Note 12 - Subsequent Events

Events that occur after the consolidated balance sheet date, but before the consolidated financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying consolidated financial statements. Subsequent events which provide evidence about conditions that existed after the consolidated balance sheet date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through September 28, 2020, the date the consolidated financial statements were available to be issued, and noted no events that provided evidence of conditions that existed on the balance sheet date that were not properly recorded or required disclosure.

Distributions Declared and Paid and Offering Proceeds

From July 1, 2020 through September 28, 2020, we declared and paid distributions of $1,030,846.

From July 1, 2020 through September 28, 2020, a total offering cost of $49,185 was reimbursed to the Manager.

34

Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
1.1

Amended and Restated Selling and Distribution Agreement between RM Sponsor, LLC and North Capital Private Securities Corporation (incorporated by reference to Exhibit 1.1 to the Company’s Offering Statement on Form 1-A POS, filed on November 29, 2016)

2.1	Amended and Restated Certificate of Formation (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
2.2	AgreementSecond Amended and Restated Limited Liability Company Agreement of MogulREIT I, LLC (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A/A, filed on August 5, 2016)
2.3	First Amendment to the Second Amended and Restated LLC Agreement of MogulREIT I, LLC (incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A/A, filed on January 18, 2019)
2.4

Second Amendment to the Second Amended and Restated Limited Liability Company Agreement of MogulREIT I, LLC (incorporated by reference to Exhibit 2.5 to the Company’s Offering Statement on Form 1-A POS, filed on December 20, 2019)

2.5

Third Amendment to the Second Amended and Restated Limited Liability Company Agreement of MogulREIT I, LLC (incorporated by reference to Exhibit 2.5 to the Company’s Offering Statement on Form 1-A POS, filed on June 19, 2020)

4.1	Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A POS, filed on December 22, 2016)
4.2	Distribution Reinvestment Plan (incorporated by reference to Exhibit 4.2 to the Company’s Offering Statement on Form 1-A POS, filed on December 22, 2016)
6.1	Loan Servicing Agreement between MogulREIT I, LLC and Realty Mogul, Co. (incorporated by reference to Exhibit64.1 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
6.2

Loan Servicing Agreement between MogulREIT I, LLC and Realty Mogul Commercial Capital, Co. (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A POS, filed on December 20, 2019)

6.3	License Agreement between MogulREIT I, LLC and Realty Mogul, Co. (incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
6.4	Shared Services Agreement between RM Adviser, LLC and Realty Mogul, Co. (incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)
6.5

Master Technology and Services Agreement between RM Technologies, LLC and RM Sponsor, LLC (incorporated by reference to Exhibit 6.5 to the Company’s Offering Statement on Form 1- A/A, filed on August 5, 2016)

6.6

Master Loan Purchase Agreement between Realty Mogul, Co. and Realty Mogul Commercial Capital, Co. and MogulREIT I, LLC (incorporated by reference to Exhibit 6.6 to the Company’s Offering Statement on Form 1-A/A, filed on August 5, 2016)

6.7

First Amendment to Master Loan Purchase Agreement between Realty Mogul, Co. and Realty Mogul Commercial Capital, Co. and MogulREIT I, LLC (incorporated by reference to Exhibit 6.7 to the Company’s Offering Statement on Form 1-A/A, filed on May 6, 2019)

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Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in Los Angeles, California on September 28, 2020.

MOGULREIT I, LLC

By:	RM Adviser, LLC, its Manager

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer and Chief Financial Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer of
/s/ Jilliene Helman	RM Adviser, LLC	September 28, 2020
Jilliene Helman	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

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